Cover Letter to Offer to Purchase and Letter of Transmittal

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Alternative Investment Partners	One Tower Bridge
100 Front Street
West Conshohocken, PA 19428

If You Do Not Want to Sell Any of Your Interest at This Time,

Please Disregard This Notice.

This Is Solely Notification of the Fund’s Tender Offer.

January 13, 2017

Dear Morgan Stanley Institutional Fund of Hedge Funds LP Limited Partner:

We are writing to inform you of important dates relating to a tender offer by Morgan Stanley Institutional Fund of Hedge Funds LP (the “Fund”). If you are not interested in tendering any of your limited partner interest in the Fund (the “Interest”) for purchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on January 13, 2017. While tenders of Interests may be withdrawn until 12:00 midnight, Eastern time, on March 29, 2017, tenders of Interests must be submitted no later than February 14, 2017. The purpose of the tender offer is to provide liquidity to limited partners in the Fund. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Interest for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than February 14, 2017. If you do not wish to sell any of your Interest, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR INTEREST AT THIS TIME.

All tenders of Interests must be received by the Fund, either by mail or by fax, in good order no later than February 14, 2017.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (610) 260-7600, Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

Morgan Stanley Institutional Fund of Hedge Funds LP

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